Woodside Petroleum Ltd.

Mia Yellagonga, 11 Mount Street

Perth, Western Australia 6000 Australia

April 12, 2022

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Woodside Petroleum Ltd.

Amendment No. 4 to Draft Registration Statement on Form F-4

Submitted April 8, 2022

CIK No. 0000844551

Ladies and Gentlemen:

Set forth below are the responses of Woodside Petroleum Ltd. (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 11, 2022, with respect to Amendment No. 4 to Draft Registration Statement on Form F-4, CIK No. 0000844551, submitted on a non-public basis to the Commission on April 8, 2022 (the “Draft Registration Statement”). For efficiency and to avoid multiple amendments of the filing, however, the Company proposes to resolve in full the comments in your letter before amending such filing, which the Company will make as soon as practicable.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Draft Registration Statement unless otherwise specified.

Amendment No. 4 to Draft Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Statements

Note 2. Estimated Purchase Price Allocation, page 136

1.

On page 26 you disclose that as of March 24, 2022, you estimate the Locked Box Payment (based on an Implementation Date of June 1, 2022) will be approximately $1.6 billion, payable by BHP to Woodside before any reduction of any cash held in bank accounts controlled by BHP Petroleum as at the Implementation Date. We note the adjustment to the purchase price in your pro forma financial statements indicates a net payment to Woodside of $117 million based on the net cash flows of BHP Petroleum and cash balances held by BHP Petroleum as of December 31, 2021. Please address the following points:

Securities and Exchange Commission

April 12, 2022

a)

Tell us how you considered this $1.6 billion estimate in determining the purchase price in your pro forma financial statements given that the underlying Share Sale Agreement contemplates calculation of the Locked Box Payment based on the period from the Effective Time to the Implementation Date rather than a six month period ended December 31, 2021.

b)	Provide clarifying disclosure at page 26 to quantify the amounts held in the BHP cash accounts that will reduce the estimated $1.6 billion Locked Box Payment.

c)

Provide an estimate of ranges of outcomes to the purchase price based on changes in the Locked Box Payment amount, or, if a range cannot be estimated, that fact and the reasons why in the footnotes to your pro forma financial statements. See Rule 11-02(a)(11)(ii)(A) of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment and respectfully provide additional clarification regarding the Locked Box Payment and the accounting treatment thereof. Pursuant to the Share Sale Agreement, the Locked Box Payment is calculated as the positive net cash flow generated by BHP Petroleum from the Effective Time to Implementation (adjusted for permitted adjustments), less the amount of cash held in bank accounts beneficially controlled by BHP Petroleum at Implementation. The Effective Time of the Merger is 11:59 p.m. AEST on 30 June 2021 and Implementation is expected to occur on 1 June 2022, subject to fulfillment of all closing conditions. If the amount of the Locked Box Payment is positive at Implementation, BHP will make a cash payment to Woodside in the amount of the Locked Box Payment; if the amount of the Locked Box Payment is negative at Implementation, Woodside will be required to make a cash payment to BHP.

In preparing the pro forma condensed combined financial statements included in the Draft Registration Statement, the Merger has been accounted for using the acquisition method of accounting for business combinations. The allocation of the preliminary estimated purchase price is based upon Woodside management’s estimates of and assumptions related to the fair value of assets to be acquired and liabilities to be assumed at 31 December 2021. Because the assets and liabilities to be acquired were fair valued at 31 December 2021, management believes that, for purposes of the pro forma condensed combined financial statements, it was appropriate to calculate the amount of the Locked Box Payment as of 31 December 2021.

The $117 million Locked Box Payment from Woodside to BHP included in the pro forma condensed combined financial statements reflects an economic benefit to Woodside relating to its current expectation of BHP Petroleum’s cash flows of $875 million for the period from the Effective Time to 31 December 2021. If Implementation had occurred on 31 December 2021, Woodside would have been required to make the Locked Box Payment since the $992 million of cash held in bank accounts beneficially controlled by BHP Petroleum at 31 December 2021 (per BHP Petroleum’s combined statement of financial position as at 31 December 2021) was higher than the $875 million estimated BHP Petroleum cash flows (adjusted for permitted adjustments) between the Effective Time and 31 December 2021. The $1.6 billion estimate of the Locked Box Payment at Implementation (expected to be 1 June 2022) presented on page 26 of the Draft Registration Statement is comprised of the $875 million of Woodside’s current expectations of BHP Petroleum net cash flows from the Effective Time to 31 December 2021, plus approximately $725 million of forecasted BHP Petroleum net cash flows for the period from 1 January 2022 to Implementation (in each case, adjusted for permitted adjustments).

Securities and Exchange Commission

April 12, 2022

For illustrative purposes, we have summarized the estimated Locked Box Payment as at 31 December 2021 and 1 June 2022 in the following table. The amounts presented on a pro forma basis reflect Woodside’s current expectations of BHP Petroleum net cash flows from the Effective Time to 31 December 2021 less cash in BHP Petroleum bank accounts as at 31 December 2021. The estimate as at 1 June 2022 presented below reflects estimated BHP Petroleum net cash flows from the Effective Time to 31 December 2021 plus estimated BHP Petroleum net cash flows for the period from 1 January 2022 to Implementation. Because the amount of cash that will be in BHP Petroleum bank accounts at Implementation is not known, the amounts presented below assume that zero cash is left in the bank accounts beneficially controlled by BHP Petroleum at Implementation:

Item	Pro forma as at 31 Dec 2021	Forecast for the period 1 Jan 2022 to 1 June 2022	Estimate as at 1 Jun 2022
BHP Petroleum net cash flows	$875 million	$725 million (1)	$1,600 million (2)
Less: cash left in BHP Petroleum bank accounts	$992 million	n/a	—
Locked Box Payment	$(117) million	n/a	$1,600 million

(1)	The $725 million is Woodside’s estimate of the net cash flows expected to be generated by BHP Petroleum during the period presented (assuming estimated Brent oil price in 2022 of $107/bbl).
(2)

The $1.6 billion is a rounded estimate and is the sum of the estimated $875 million for the period of 1 July to 31 December 2021 plus an estimated $725 million for the period of 1 January 2022 to 1 June 2022.

In response to the Staff’s question 1(a), we respectfully submit that it would not have been appropriate from an accounting perspective to use the estimated Locked Box Payment at Implementation in determining the purchase price in Note 2 to the pro forma condensed combined financial statements. The allocation of the preliminary estimated purchase price included in the pro forma condensed combined financial statements is based upon Woodside management’s estimates of and assumptions related to the fair value of assets to be acquired and liabilities to be assumed at 31 December 2021, including the fair value of cash, receivables and oil and gas properties. In estimating the fair value of the oil and gas properties to be acquired, management considered the discounted future cash flows associated with the properties at 31 December 2021, which included cash flows associated with oil and gas volumes that would be sold between 31 December 2021 and Implementation. Because the discounted cash flows were already included in the fair value of the properties at 31 December 2021, management believes it was appropriate to use the amount of the Locked Box Payment calculated as of 31 December 2021 rather than estimated at Implementation because using the estimate at Implementation would have resulted in double counting forecasted cash flows for the period between 1 January 2022 and Implementation.

Securities and Exchange Commission

April 12, 2022

In addition, we respectfully advise the Staff that, since these accounts are controlled by BHP Petroleum and BHP and will remain under BHP Petroleum and BHP’s control until Implementation, Woodside has no basis to determine or estimate with any certainty the balance of such bank accounts for purposes of calculating the Locked Box Payment at Implementation. Furthermore, the balance of such bank accounts may fluctuate on a daily basis as BHP Petroleum continues to operate its business independently until Implementation, so any interim estimate would not be indicative of the balance that may be in such bank accounts at Implementation.

In response to the Staff’s question 1(b), we respectfully advise the Staff that the economic benefit of the transaction to Woodside with respect to BHP Petroleum cash flows will remain constant regardless of any fluctuation between the amount of the Locked Box Payment and the balance of cash held in BHP Petroleum bank accounts at Implementation. Pursuant to the terms of the Share Sale Agreement, Woodside is entitled to the benefit of the cash flows of BHP Petroleum (subjected to permitted adjustments) from the Effective Date to Implementation. Such entitlement may be transferred to Woodside at Implementation in the form of the Locked Box Payment, as title to accounts held by BHP Petroleum or a combination of those methods, but the aggregate economic benefit will remain the same. For additional clarity, we propose to include the following underlined sentence on page 26 of the next submission of the Registration Statement on Form F-4. For the Staff’s convenience, we have included the existing language on page 26 for context.

As of 24 March 2022, Woodside estimates the Locked Box Payment (based on an Implementation Date of 1 June 2022) will be approximately $1.6 billion (such amount to be reduced by any cash held in bank accounts beneficially controlled by BHP Petroleum as at the Implementation Date), payable by BHP to Woodside. The split between the Locked Box Payment and cash in BHP Petroleum bank accounts at Implementation will not impact the economic benefit of the transaction to Woodside or the accounting treatment of that economic benefit within the Merged Group.

In response to the Staff’s question 1(c), we respectfully advise the Staff that the disclosure requirements of Rule 11-02(a)(11)(ii)(A) of Regulation S-X are not applicable to this disclosure since the Locked Box Payment is not considered contingent consideration. Specifically, the Locked Box Payment is not affected by events occurring, or conditions being met, after the acquisition date. Rather, the amount reflects an adjustment to purchase price that is approximately offset by a corresponding change in the underlying net assets acquired.

Securities and Exchange Commission

April 12, 2022

Furthermore, we respectfully submit that no additional disclosure regarding range of outcomes is required in the pro forma condensed combined financial statements because the Locked Box Payment is presented based on historical financial information as at 31 December 2021. As outlined above, the Locked Box Payment presented in the pro forma condensed combined financial statements is calculated based on actual BHP Petroleum cash balances as at 31 December 2021 and estimates based on reported cash flows for the period from the Effective Date to 31 December 2021 and cash flows for the period from 1 January 2022 to the Implementation Date are accounted for within oil and gas properties to be acquired. As a result, no range of outcomes can be presented here since those assets will be transferred to Woodside at Implementation in any event, whether in the form of oil and gas properties, cash held in bank accounts or as part of the Locked Box Payment.

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Securities and Exchange Commission

April 12, 2022

Please direct any questions that you have with respect to the foregoing or, if any additional supplemental information is required by the Staff, to Scott Rubinsky of Vinson & Elkins L.L.P. at (713) 758-3287.

Very truly yours,

WOODSIDE PETROLEUM LTD.

By:	/s/ Meg O’Neill
Name:	Meg O’Neill
Title:	Chief Executive Officer

Enclosures

cc:	Scott Rubinsky, Vinson & Elkins L.L.P.

Robert Kimball, Vinson & Elkins L.L.P.